SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Akamai Technologies, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

00971T101
(CUSIP Number)

Elliott Associates, L.P.

c/o Elliott Management Corporation

40 West 57th Street

New York, NY 10019

with a copy to:

Eleazer Klein, Esq.
Marc Weingarten, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 5, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 13 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00971T101	Schedule 13D	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON Elliott Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,620,436 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,620,436 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,620,436 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON PN

(1) Includes 980,436 shares of Common Stock underlying Physical Derivative Agreements but excludes Cash Derivative Agreements disclosed in Item 5 representing economic exposure comparable to 1,912,894 additional shares of Common Stock, which if aggregated with such beneficially owned shares, represent an aggregate economic interest in 3,533,330 shares representing 2.1% of the outstanding shares.

CUSIP No. 00971T101	Schedule 13D	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON Elliott International, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,443,425 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,443,425 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,443,425 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON PN

(1) Includes 2,083,425 shares of Common Stock underlying Physical Derivative Agreements but excludes Cash Derivative Agreements disclosed in Item 5 representing economic exposure comparable to 4,064,899 additional shares of Common Stock, which if aggregated with such beneficially owned shares, represent an aggregate economic interest in 7,508,324 shares representing 4.4% of the outstanding shares.

CUSIP No. 00971T101	Schedule 13D	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON Elliott International Capital Advisors Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,443,425 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,443,425 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,443,425 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON CO

(1) Includes 2,083,425 shares of Common Stock underlying Physical Derivative Agreements but excludes Cash Derivative Agreements disclosed in Item 5 representing economic exposure comparable to 4,064,899 additional shares of Common Stock, which if aggregated with such beneficially owned shares, represent an aggregate economic interest in 7,508,324 shares representing 4.4% of the outstanding shares.

CUSIP No. 00971T101	Schedule 13D	Page 5 of 13 Pages

Item 1.	SECURITY AND ISSUER

This statement relates to the shares of common stock, par value $0.01 (the "Common Stock"), of Akamai Technologies, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 150 Broadway, Cambridge, MA 02142.

Item 2.	IDENTITY AND BACKGROUND

(a)-(c) This statement is being filed by Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries (collectively, "Elliott" or "we"), Elliott International, L.P., a Cayman Islands limited partnership ("Elliott International"), and Elliott International Capital Advisors Inc., a Delaware corporation ("EICA" and collectively with Elliott and Elliott International, the "Reporting Persons"). Paul E. Singer ("Singer"), Elliott Capital Advisors, L.P., a Delaware limited partnership ("Capital Advisors"), which is controlled by Singer, and Elliott Special GP, LLC, a Delaware limited liability company ("Special GP"), which is controlled by Singer, are the general partners of Elliott. Hambledon, Inc., a Cayman Islands corporation ("Hambledon"), which is also controlled by Singer, is the sole general partner of Elliott International. EICA is the investment manager for Elliott International. EICA expressly disclaims equitable ownership of and pecuniary interest in any shares of Common Stock.

ELLIOTT

The business address of Elliott is 40 West 57th Street, New York, New York 10019.

The principal business of Elliott is to purchase, sell, trade and invest in securities.

SINGER

Singer's business address is 40 West 57th Street, New York, New York 10019.

Singer's principal business is to serve as a general partner of Elliott and Capital Advisors, as the president of EICA, and as a managing member of Special GP.

CAPITAL ADVISORS

The business address of Capital Advisors is 40 West 57th Street, New York, New York 10019.

The principal business of Capital Advisors is the furnishing of investment advisory services.  Capital Advisors also serves as a managing member of Special GP.

The names, business addresses, and present principal occupation or employment of the general partners of Capital Advisors are as follows:

NAME	ADDRESS	OCCUPATION

Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP

Braxton Associates, Inc.	40 West 57th St. New York, New York 10019	The principal business of Braxton Associates, Inc. is serving as general partner of Capital Advisors

Elliott Asset Management LLC	40 West 57th St. New York, New York 10019	General Partner of Capital Advisors

CUSIP No. 00971T101	Schedule 13D	Page 6 of 13 Pages

The name, business address, and present principal occupation or employment of the sole director and executive officer of Braxton Associates, Inc. are as follows:

NAME	ADDRESS	OCCUPATION

Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors and President of EICA

ELLIOTT SPECIAL GP, LLC

The business address of Special GP is 40 West 57th Street, New York, New York 10019.

The principal business of Special GP is serving as a general partner of Elliott.

The names, business address, and present principal occupation or employment of the managing members of Special GP are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP

Braxton Associates, Inc.	40 West 57th St. New York, New York 10019	The principal business of Braxton Associates, Inc. is serving as general partner of Capital Advisors

Elliott Asset Management LLC	40 West 57th St. New York, New York 10019	General Partner of Capital Advisors

ELLIOTT INTERNATIONAL

The business address of Elliott International is c/o Maples & Calder, P.O. Box 309, Ugland House, South Church Street, George Town, Cayman Islands, British West Indies.

The principal business of Elliott International is to purchase, sell, trade and invest in securities.

The name, business address, and present principal occupation or employment of the general partner of Elliott International is as follows:

NAME	ADDRESS	OCCUPATION

Hambledon, Inc.	c/o Maples & Calder P.O. Box 309 Ugland House South Church Street George Town, Cayman Islands British West Indies	General partner of Elliott International

CUSIP No. 00971T101	Schedule 13D	Page 7 of 13 Pages

HAMBLEDON The name, business address, and present principal occupation or employment of the sole director and executive officer of Hambledon are as follows:
NAME	ADDRESS	OCCUPATION

Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors and President of EICA; and a managing member of Special GP

EICA

The business address of EICA is 40 West 57th Street New York, New York 10019.

The principal business of EICA is to act as investment manager for Elliott International.

The name, business address, and present principal occupation or employment of the sole director and executive officer of EICA is as follows:

NAME	ADDRESS	OCCUPATION

Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors and President of EICA; and a managing member of Special GP

(d) and (e) During the last five years, none of the persons or entities listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Singer is a citizen of the United States of America.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Elliott Working Capital	The aggregate purchase price of the shares of Common Stock directly owned by Elliott is approximately $32,858,077. The aggregate purchase price of the Physical Derivative Agreements owned by Elliott is approximately $55,159,369. The aggregate purchase price of the Cash Derivative Agreements owned by Elliott through Liverpool (as defined below) is approximately $101,496,797.
Elliott International Working Capital	The aggregate purchase price of the shares of Common Stock directly owned by Elliott International is approximately $69,823,424. The aggregate purchase price of Physical Derivative Agreements owned by Elliott International is approximately $117,213,575. The aggregate purchase price of the Cash Derivative Agreements owned by Elliott International is approximately $215,680,656.

CUSIP No. 00971T101	Schedule 13D	Page 8 of 13 Pages

The Reporting Persons may effect purchases of shares of Common Stock through margin accounts maintained for them with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. Positions in shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase shares of Common Stock.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the securities of the Issuer because they believe that such securities are significantly undervalued and represent an attractive investment opportunity. The Reporting Persons believe the Issuer possesses an unmatched network platform which provides a significant competitive advantage in its ability to deliver, accelerate, optimize and secure global traffic and business applications over the internet. The Reporting Persons believe the value and potential uses of this platform are not reflected in the Issuer's current market value. The Reporting Persons believe that there are numerous operational and strategic opportunities to maximize shareholder value and the Reporting Persons will be seeking to engage in a dialogue with the Issuer's Board of Directors (the "Board") and management regarding these matters.

The Reporting Persons intend to consider, explore and/or develop plans and/or make proposals (whether preliminary or final) with respect to, among other things, the Issuer's operations, management, Board composition, capital or corporate structure, capital allocation policies, strategy and plans, and a potential strategic review or sale process involving the Issuer or certain of the Issuer's businesses or assets, including transactions in which the Reporting Persons may seek to participate and potentially engage in, or may change their intention with respect to any and all matters referred to in this Item 4. The Reporting Persons intend to communicate with the Issuer's management and Board about a broad range of operational and strategic matters and to communicate with other shareholders or third parties, including potential acquirers, service providers and financing sources regarding the Issuer. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and depending upon various factors, including, without limitation, the Issuer’s financial position and strategic direction, overall market conditions, the outcome of any discussions referenced above, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer in the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable; and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Common Stock without affecting their beneficial ownership of shares of Common Stock. In addition, the Reporting Persons may, at any time and from time to time, (i) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (ii) propose or consider one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

CUSIP No. 00971T101	Schedule 13D	Page 9 of 13 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)                 As of the close of business on December 14, 2017, Elliott, Elliott International and EICA collectively have combined economic exposure in the Issuer of approximately 6.5% of the shares of Common Stock outstanding.

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 169,151,738 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of November 6, 2017 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017, filed with the Securities and Exchange Commission (the "SEC") on November 8, 2017.

As of the close of business on December 14, 2017, Elliott beneficially owned 1,620,436 shares of Common Stock, including 980,436 shares of Common Stock underlying Physical Derivative Agreements that Elliott may be deemed to beneficially own upon satisfaction of certain conditions, constituting 1.0% of the shares of Common Stock outstanding.

As of the close of business on December 14, 2017, Elliott International beneficially owned 3,443,425 shares of Common Stock, including 2,083,425 shares of Common Stock underlying Physical Derivative Agreements that Elliott International may be deemed to beneficially own upon satisfaction of certain conditions, constituting 2.0% of the shares of Common Stock outstanding. EICA, as the investment manager of Elliott International may be deemed to beneficially own the 3,443,425 shares of Common Stock beneficially owned by Elliott International, constituting 2.0% of the shares of Common Stock outstanding.

Collectively, Elliott, Elliott International and EICA beneficially own 5,063,861 shares of Common Stock, constituting approximately 3.0% of the shares of Common Stock outstanding.

Collectively, Elliott, Elliott International and EICA have economic exposure comparable to approximately 3.5% of the shares of Common Stock outstanding pursuant to the Cash Derivative Agreements, as disclosed in Item 6.

(b)                 Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of the shares of Common Stock owned directly by it.

Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned directly by Elliott International. Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

(c) The transactions effected by the Reporting Persons during the past 60 days are set forth on Schedule 1 attached hereto.

(d)                 No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

(e) Not applicable.

CUSIP No. 00971T101	Schedule 13D	Page 10 of 13 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Elliott and Elliott International have entered into notional principal amount derivative agreements in the form of physically settled swaps (the "Physical Derivative Agreements") with respect to 980,436 and 2,083,425 shares of Common Stock of the Issuer, respectively, that the Reporting Persons may be deemed to beneficially own upon satisfaction of certain conditions. Collectively, the Physical Derivative Agreements held by the Reporting Persons represent economic exposure comparable to an interest in approximately 1.8% of the shares of Common Stock. The counterparties to the Physical Derivative Agreements are unaffiliated third party financial institutions.

Elliott, through The Liverpool Limited Partnership, a Bermuda limited partnership and a wholly-owned subsidiary of Elliott ("Liverpool"), and Elliott International have entered into notional principal amount derivative agreements in the form of cash settled swaps (the "Cash Derivative Agreements") with respect to 1,912,894 and 4,064,899 shares of Common Stock of the Issuer, respectively (representing economic exposure comparable to 1.1% and 2.4% of the shares of Common Stock of the Issuer, respectively). Collectively, the Cash Derivative Agreements held by the Reporting Persons represent economic exposure comparable to an interest in approximately 3.5% of the shares of Common Stock. The Cash Derivative Agreements provide Elliott and Elliott International with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are referenced in the Cash Derivative Agreements (such shares, the "Subject Shares"). The Reporting Persons disclaim beneficial ownership in the Subject Shares. The counterparties to the Cash Derivative Agreements are unaffiliated third party financial institutions. In addition, Elliott and Elliott International have sold 320 and 680 put option contracts, respectively, to unaffiliated third party financial institutions which may be settled by such counterparties by putting Physical Derivative Agreements to Elliott or Elliott International.

On December 15, 2017 Elliott, Elliott International and EICA entered into a Joint Filing Agreement (the "Joint Filing Agreement") in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.	EXHIBITS

Exhibit	Description

Exhibit 99.1 -	Joint Filing Agreement

Schedule 1 -	Transactions of the Reporting Persons Effected During the Past 60 Days

CUSIP No. 00971T101	Schedule 13D	Page 11 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: December 15, 2017

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc., as Attorney-in-Fact

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

CUSIP No. 00971T101	Schedule 13D	Page 12 of 13 Pages

Exhibit 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Akamai Technologies, Inc. dated December 15, 2017, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

DATE: December 15, 2017

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc., as Attorney-in-Fact

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

CUSIP No. 00971T101	Schedule 13D	Page 13 of 13 Pages

SCHEDULE 1

Transactions of the Reporting Persons Effected During the Past 60 Days

The following transactions were effected by Elliott Associates, L.P. in the Common Stock during the past 60 days:

Date	Security	Amount of Shs. Bought / (Sold)	Approx. price ($) per Share

12/06/2017	Common Stock	30,725	56.1151
12/05/2017	Common Stock	48,000	56.5224
11/09/2017	Common Stock	50,455	53.7985
11/03/2017	Common Stock	5,604	52.9666
10/25/2017	Common Stock	(77,440)	54.1034
10/17/2017	Common Stock	736	50.5300
10/13/2017	Common Stock	7,108	50.7375
10/12/2017	Common Stock	14,811	50.4994
10/11/2017	Common Stock	36,442	49.9401
10/10/2017	Common Stock	43,558	50.9198
10/09/2017	Common Stock	15,663	50.3111
10/06/2017	Common Stock	87,897	50.5495

The following transactions were effected by Elliott International, L.P. in the Common Stock during the past 60 days:

Date	Security	Amount of Shs. Bought / (Sold)	Approx. price ($) per Share

12/06/2017	Common Stock	65,291	56.1151
12/05/2017	Common Stock	102,000	56.5224
11/09/2017	Common Stock	107,218	53.7985
11/03/2017	Common Stock	11,910	52.9666
10/25/2017	Common Stock	(164,560)	54.1034
10/17/2017	Common Stock	1,564	50.5300
10/13/2017	Common Stock	15,105	50.7375
10/12/2017	Common Stock	31,473	50.4994
10/11/2017	Common Stock	77,438	49.9401
10/10/2017	Common Stock	92,562	50.9198
10/09/2017	Common Stock	33,285	50.3111
10/06/2017	Common Stock	186,780	50.5495